EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Earnings (loss) before income taxes	$1,031	$881	$917	$558	$(28)
Fixed charges	225	222	231	256	270
	$1,256	$1,103	$1,148	$814	$242
Fixed charges
Portion of rents representative of the interest factor	$60	$57	$54	$57	$57
Interest on indebtedness	160	159	172	193	204
Amortization of debt financing fees	5	6	5	6	9
	$225	$222	$231	$256	$270
Ratio of earnings to fixed charges	5.6	5.0	5.0	3.2	0.9